SAMSON OIL & GAS LIMITED ACQUIRES ACREAGE ADJACENT TO STATE GC OIL FIELD, NEW MEXICO, USA

Denver 1700 hours May 20th, Perth 0700 hours May 21st 2008

State GC East (Working Interest SSN 100%, Net Revenue Interest 75%)

An agreement has been signed between the existing lease owner and Samson Oil & Gas Limited (“Samson”) which will give Samson a 100% working interest (75% revenue interest) in the 320 acre half section immediately west of the producing State GC Oil Field operated by Penroc Oil Company. The consideration paid was US$96,000 valued at US$300 per acre. As part of this transaction, Samson is required to drill an initial well within twelve months or forfeit the lease of the acreage.

Terry Barr, Chief Executive Officer and President commented “This acquisition is an attractive opportunity for prospective exploration within the next twelve months in an area where new wells are being tied in.”

The acreage is considered prospective for oil production in the Bone Springs and Lower Leonard and for gas in the Morrow Formation. The non-proprietary 3D seismic data has previously been acquired and interpreted and at the Lower Leonard displays an amplitude response that may be indicative of porosity being developed within the Lower Leonard, as shown on the attached map.

The State GC Oil Field is located in the Permian Basin in Lea County in eastern New Mexico and producers from the State GC#1 well and the State GC#2 well is currently under going completion operations including the fracture stimulation of two zones within the Lower Leonard. The State GC#1 produces oil from the Lower Leonard Formation and has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties associated with interpretation of seismic data, exploration, development and operations activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing
Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied
Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)